SE  N

17018425

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
NOV 30 2017
Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-19897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CHESTER HARRIS & CO., INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 MAMARONECK AVENUE
(No. and Street)

WHITE PLAINS (City) NY (State) 10605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HARRIS, PRESIDENT 914-683-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAUT ST, SUITE 1023 (Address) NEW YORK (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *DAVID HARRIS*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CHESTER HARRIS & CO., INC., as of SEPTEMBER 30, 2017*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X David Harris
Signature

President
Title

X J. H. Neale Jr.
Notary Public

J. HENRY NEALE, JR.
NOTARY PUBLIC-STATE OF NEW YORK
No. 02NE4608551
Qualified in Westchester County
My Commission Expires February 28, 2018

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHESTER HARRIS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017

ASSETS		
Cash and cash equivalents	$	28,578
Securities owned, at market value (Notes 2b and 3)		
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $3,246,589)(Note 5)		2,609,033
Related party receivables (Note 7)		156,297
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation of $681,380 (Notes 2d and 4)		3,669
Other assets		201,694
Total assets	$	2,999,271
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	57,237
Due to broker		2,028,131
Related party payables (Note 7)		68,986
Total liabilities		2,154,354
Commitments and contingencies (Notes 9 and 10)		
Liabilities subordinated to claims of general creditors		
Pursuant to subordinated loan agreements (Note 5)		2,720,000
Stockholders' Equity (Note 11)		
Preferred stock, non-cumulative; $100 par value; authorized 20,000 shares; outstanding 18,540 shares		1,854,000
Preferred stock, 6%; $100 par value; authorized 6,000 shares; outstanding 5,910 shares		591,000
Common stock; par value $ .01 per share, authorized 10,000,000 shares; outstanding 1,072,000 shares		10,720
Paid-in capital		186,855
Retained earnings		(4,517,658)
Total stockholders' equity		(1,875,083)
Total liabilities and stockholders' equity	$	2,999,271

The accompanying notes are an integral part of this statement.

CHESTER HARRIS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

Note 1- Nature of Business

Chester Harris & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the second business day following the transaction date (effective September 5, 2017, previously the third business day). The difference between trade and settlement date reporting is not material.

b) ***Fair Value Measurements***
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following is a summary of the inputs used as of September 30, 2017, in valuing the Company's investment assets.

Note 2 - Summary of Significant Accounting Policies (continued)

b) ***Fair Value Measurements (continued)***

	Assets at Fair Value as of September 30, 2017			
	Level 1	Level 2	Level 3	Total
Investments – at fair value	$-0-			$-0-

c) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Depreciation***

Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Income Taxes***

The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between September 30, 2017 and October 31, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned – At Market Value

Securities owned at quoted market values, are summarized as follows:

Municipal bond	$	-0-
Equities		-0-
	$	-0-

Note 4- Furniture, Fixtures and Leasehold Improvements

Major classifications of fixed assets, as of September 30, 2017, are summarized as follows:

Furniture and equipment	$634,984
Leasehold improvements	18,141
Automobile	31,924
	685,049
Less: Accumulated depreciation	(681,380)
	$ 3,669

Note 5- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities consist of both secured demand notes, as evidenced by secured demand note collateral agreements, and, subordinated loan agreements, both of which are approved by FINRA. All notes mature on March 31, 2021, and bear interest of from 5% to 15%. $2,609,033 of such notes are covered by secured demand note collateral agreements.

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6- Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the fiscal year ended September 30, 2017 was $-0-.

Note 7- Related Party Transactions

The Company and CDH Holdings, Inc., the parent company of David Harris & Co., Inc. ("David"), are owned by the same shareholders. The Company and "David" share office space, personnel and other administrative expenses. During the year, the Company was reimbursed $7,600 for such expenses. Such amount is included in other revenues. At September 30, 2017 $156,297 of such reimbursements are owed by "David" to the Company, including cash loans.

Note 7- Related Party Transactions (continued)

At September 30, 2017 $68,986 is owed to shareholders of the Company for accrued interest payable on secured demand notes. During the year an additional 200 shares of preferred stock totaling $20,000 was purchased by such shareholders.

Note 8- Income Tax

At September 30, 2017, the Company had a net operating loss of approximately $4,900,000 for income tax purposes. This carryforward will expire in 2029-2037. A valuation allowance of $1,225,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 9- Commitments and Contingencies

Office Space

The Company leases its premises under a lease expiring June 30, 2018. Future approximate minimum annual rental expenses for the fiscal year ended September 30, are:

2018	$ 96,581	(9 months)

The lease contains rent escalation provisions based on increased real estate taxes and other operating expenses. Utilities are included in the minimum rental expense.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker/dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Note 10- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. At September 30, 2017, the Company holds no such securities. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring certain customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 11- Net Capital Requirements

The capital ratio of the Company, as independently computed by our auditors, was 19.52%, versus an allowable maximum of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement under SEC Rule 15c3-1 was $250,000. The net capital as computed was $646,596, leaving capital in excess of requirements in the amount of $396,596.

Note 12- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses from operations and a deficit in stockholders' equity which, if repeated in the next year, raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 12- Going Concern Operation (continued)

The continued existence of the Company depends on a number of factors, including but not limited to, its ability to reduce future losses by either adding revenues and or reducing expenses or raising capital through the addition of subordinated debt or by the infusion of capital by the Officers/Shareholders of the Company.

The Officers/Shareholders have committed any additional needed support to the Company by way of either forgoing their salaries and or by making capital contributions sufficient to enable the Company to continue as a going concern which includes the maintenance of required levels of capital.

A copy of the Company's Statement of Financial Condition as of September 30, 2017, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of FINRA.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Chester Harris & Co., Inc.
222 Mamaroneck Avenue
White Plains, NY 10605

We have audited the accompanying statement of financial condition of Chester Harris & Co., Inc. (the Company) as of September 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Chester Harris & Co., Inc. as of September 30, 2017 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has suffered recurring losses and has a deficit in stockholder equity. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 12. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
October 31, 2017

CHESTER HARRIS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017